Mail Stop 3561

      							July 27, 2005

Via U.S. Mail and Fax (1-858-279-1799)
Mr. Todd M. Pitcher
Interim Chief Financial Officer
Superclick, Inc.
5001 LBJ Freeway
Suite 700 PMB 173
Dallas, TX  75244

	RE:	Superclick, Inc.
      Form 10-KSB for the fiscal year ended October 31, 2004
Forms 10-QSB for the Fiscal Quarters Ended January 31, 2005 and
April
30, 2005
      File No. 333-31238

Dear Mr. Pitcher:

      We have reviewed your amendments filed on June 10, 2005 as well as the above referenced filings and have the following comments. As noted in our comment letter dated May 20, 2005, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


Form 10-KSB/A for the fiscal year ended October 31, 2004

General

1. Given that you restated your financial statements, please file a
Form 8-K in accordance with Item 4.02 of the Securities Exchange
Act
of 1934.


Item 8A. Controls and Procedures, page 19

2. We note your disclosure that management expects that your disclosure controls can provide only "reasonable assurance" that the objectives of the controls system are met. However it is unclear what the point of this qualifying disclosure is when your management has disclosed that the company`s disclosure controls and procedures were deficient. Please revise your disclosure to explain the significance of this qualifying paragraph.

3. Please disclose any change in your internal control over financial reporting identified in connection with the evaluation that occurred during the last fiscal quarter covered by the Form 10-KSB that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of
Regulation S-B as well as Securities Act Release No. 33-8238 available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please also similarly revise your Forms 10-QSB concerning the quarters ended January 31, 2005 and April 30, 2005.

Form 10-QSB for the Fiscal Quarter ended April 30, 2005

General

4. Revise to comply with the above comments to the extent applicable.

5. We note that you have restated for the year ended October 31, 2004. However in your Form 10-QSB for the fiscal quarters ended January 31 and April 30, 2005 it appears that you have not restated for the fiscal quarters ended January 31 and April 30, 2004. Please revise or advise.

Rule 13a-14(a) Certifications

6. Please amend your filing to include as exhibits 31 Rule 13a-
14(a)
certifications that conform exactly to the form provided for in the revised rules release effective August 14, 2003. See Item 601(b)(31)
of Regulation S-B and Securities Act Release No. 33-8238 (June 5,
2003). For example, the form paragraph states the officers have evaluated the effectiveness of the disclosure controls and procedures
"as of the end of the period covered by this report" and includes a subparagraph (d), which you must include. As another example, the form refers to "internal control over financial reporting," rather than "internal controls" in the fifth paragraph. These are only a few examples of the differences between your currently-filed certifications and the form. Please revise your certifications generally to conform. In addition, we note that, since you must file the Rule 13a-14(a) certifications with the amendment, you must include Form 10-QSB in its entirety in your amendment.


*    *    *    *

      As appropriate, please amend your Form 10-KSB and Form 10-QSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371, or Carlos Pacho, Senior Assistant Chief Accountant, at
(202) 551-3835, if you have questions regarding comments 1, 4 and 5.
If you have questions regarding comments 2, 3 and 6, please call Cheryl Grant, Staff Attorney, at (202) 551-3359, or contact me, at
(202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director


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Mr. Todd M. Pitcher
Superclick, Inc.
July 27, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE